

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 10, 2007

Frank B. Wyatt, II
Senior Vice President, General Counsel and Secretary
CommScope, Inc.
1100 CommScope Place, SE
P.O. Box 339
Hickory, NC 28602
Telephone: (828) 324-2200

> **Re:** **CommScope, Inc.**
> **Form S-4**
> **Filed August 13, 2007**
> **File No. 333-145398**

Dear Mr. Wyatt:

     We have limited our review of your Form S-4 to the matters set forth in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please revise to disclose and discuss in an appropriate section of the proxy statement/prospectus the purposes for the consideration structure. Specifically address why CommScope reserved the option to pay a portion of the per share merger consideration in stock. Additionally, how did CommScope and Andrew determine that the stub portion would be ten percent of the total merger consideration? Why is the form of stub consideration not required to be determined by CommScope until after the stockholder vote?

2.   Please revise to disclose and discuss in an appropriate section of the proxy statement/prospectus the factors that CommScope may take into account when deciding whether to pay all or part of the stub portion of the merger consideration in your stock. To the extent practicable, disclose the weight that CommScope will attribute to each factor.

Prospectus cover page

3.   Disclose the maximum total number of shares of common stock that CommScope may issue to holders of Andrew common stock in accordance with Item 501(b)(2) of Regulation S-K. Also clarify that you cannot provide any assurance that the market value of the applicable fraction of a share of CommScope common stock will be equal to or greater than $1.50 after the merger.

Summary of the Proxy Statement/Prospectus, page 7

Conversion of Andrew Stock in the Merger, page 9

4.   Disclose the total number of shares to be issued in the merger and the corresponding percentage of the outstanding shares of CommScope common stock assuming the payment of the entire stub portion of the merger consideration in cash and the market price of CommScope's common stock as of the most recent date prior to mailing the materials. Similarly revise throughout the document.

Reasons for the Merger, page 10

5.   Please revise to include in the proxy statement/prospectus a description of CommScope's reasons for the merger. Refer to Item 4(a)(2) of Form S-4.

Risk Factors, page 26

Risk Factors Relating to the Merger, page 26

Although approximately 90% of the merger consideration is payable in cash, the remaining 10% . . ., page 26

6.   Please revise to also state that Andrew stockholders will have to determine whether or not to demand appraisal of their shares before CommScope is required to decide on the form of the stub portion of the merger consideration.

If CommScope elects to pay all or part of the stub portion of the merger consideration in CommScope common stock . . ., page 26

7.   Where you discuss how a potential difference between the volume weighted average price over the measurement period and the CommScope stock price at or after the effective time could affect the value of the total per share merger consideration, please revise to disclose the past high volatility of CommScope common stock as discussed on page 32. Alternatively, you may revise to add a cross-reference to the risk factor related to such volatility on page 32.

As a result of the merger, including the financing necessary to consummate the merger, CommScope will have substantial indebtedness., page 30

8.   Please revise to quantify, to the extent practicable, the expected portion of CommScope's cash flow that will be dedicated to the payment of principal and interest on indebtedness following the merger.

Proposal No. 1 – The Merger, page 53

Andrew's Reasons for the Merger, page 56

9.   Revise the bullet point entitled "Certainty of Value" to disclose what consideration the board gave, if at all, to the fact that investors will not know the form of the stub portion of the consideration at the time of their vote and that the form of the stub portion will be determined by CommScope in its sole discretion up to two trading days prior to the effective time of the merger.

Financing, page 80

10.   Please revise to disclose and discuss CommScope's current expectations and abilities regarding the amount of the total funds necessary to complete the merger that would be provided by the existing debt commitments, on the one hand, and cash, cash equivalents and short-term investments, on the other hand. You should provide this disclosure both for payment of the stub portion of the merger consideration entirely in cash and for payment of the stub portion entirely in stock. Please refer to comments nine and ten below when considering this comment.

11.   We note your statement on page 81 that CommScope may need to obtain additional financing in order to use cash to pay all or part of the stub portion of the merger consideration. Clearly state whether the company reasonably expects to have the funds available to pay any or all of the stub portion in cash and maintain the liquidity requirement or whether it will need to obtain additional financing in order to pay the stub portion in cash. Taking into consideration your substantial debt position as a result of the merger as discussed on page 30, your

credit rating as discussed on page 38 and any other relevant factors, please revise to provide an assessment of the practicability of obtaining additional financing and how such additional financing could affect your business in the future.

Unaudited Pro Forma Condensed Combined Financial Statements, page 105

Note 3: Pro Forma Adjustments, page 111

12.   Assuming the payment of the entire stub portion of the merger consideration in cash, we note that the unaudited pro forma condensed combined balance sheet indicates approximately $2.443 billion of incurred debt to finance the merger. Refer to note (J). With a view towards disclosure, please explain to us in your response letter how you arrived at that amount of incurred debt. Taking into account the liquidity requirement of the revolving portion of the debt commitment and your current levels of cash on hand, would CommScope be able to borrow the full $2.55 billion of committed debt financing to fund the merger?

13.   We note that the condensed combined balance sheet assumes payment of the stub portion of consideration in cash. You indicate in note (J) that payment of the stub portion of the consideration in stock rather than cash would reduce the debt balance by $265.2 million. Please advise us in your response letter whether it is CommScope's current expectation that the form of the stub portion of the consideration will only affect the amount of debt incurred and not the amount of cash, cash equivalents and short-term investments that it plans to use to fund the merger.

Part II

Item 22. Undertakings, page II-2

14.   Please revise to include the undertakings required by Item 512(a)(2), (3) and (6) of Regulation S-K.

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact John Harrington, Staff Attorney, at (202) 551-3576, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Michele Anderson
Legal Branch Chief

cc: Lois Herzeca
        Fried, Frank, Harris, Shriver & Jacobson LLP
        Via facsimile: (212) 859-4000